INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

PRESS RELEASE	March 14, 2017

Invictus MD Announces Completion of its Commitment to Acquire 33.33% of Licensed Producer AB Laboratories Inc.

VANCOUVER, BC, March 14, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (CSE: IMH; OTC: IVITF; FRA: 8IS) is pleased to announce that it has completed its final commitment with a cash transaction of CAD$2,000,000 to acquire 33.33% of AB Laboratories Inc. (“AB Labs”), a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

AB Labs is licensed for cultivation under the ACMPR and maintains a 16,000 square foot facility located in Hamilton, Ontario. Invictus MD has the right of first refusal to arrange any initial public offering, reverse take-over or other going public transaction of AB Labs.

AB Labs is also working on increasing its production capacity through AB Ventures Inc., (“AB Ventures”). AB Ventures recently acquired 100 acres in Ontario which is scheduled to close on May 1, 2017. This property will be used for future cannabis cultivation once licensed under the ACMPR. Plans to construct five production facilities on the new land totaling 100,000 square feet will be completed by 2019. Invictus MD has already paid $2 million towards the acquisition of the 100 acres and has committed an additional $5.5 million to fund the costs of construction and obtaining a license under the ACMPR.This would position the Company to become one of the top tier Licensed Producers in Canada. Considering the size of AB Ventures’ land acquisition and facility, and assuming AB Ventures obtains a license to produce the quantity forecasted for the proposed facility, the combined production capacity of both AB Labs and AB Ventures is expected to exceed 20,000 kilograms in 2019. According to a recent report from the consulting firm Deloitte “Recreational Marijuana – Insights and Opportunities,” the Canadian retail cannabis market would be worth between $4.9 billion and $8.7 billion annually. Additionally the market for marijuana products and services - including growers, testing labs, lighting, and security systems - would increase that number to between $12.7 billion and $22.6 billion. Once taxes, licensing fees, and weed-related tourism are factored in, the market could even be greater than $22.6 billion. Additionally, the consulting firm estimates that satisfying the recreational cannabis market will mean producing 600,000 kilograms of marijuana annually - far more than the existing 39 licensed producers grow for medicinal purposes.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

Dan Kriznic, Chairman and CEO of Invictus MD, commented, “We are very pleased to have completed this important acquisition; it represents an incredible milestone for Invictus-MD and its shareholders. With our interest in AB Labs, a licensed producer under the ACMPR, and the increased expansion plan on 100 acres with AB Ventures, and our definitive option agreement to acquire 100% interest in OptionCo announced on February 24, 2017, the 150 acres that has already been pre-license inspected by Health Canada and expects to receive a license to cultivate under the ACMPR in short order, and our binding LOI with PlanC BioPharm Inc., now in the late stages of the application process, Invictus MD will have significant land holdings for cannabis cultivation in Canada. Given our ability to aggressively expand the commercial scale of these properties to meet the projected demand of domestic and international cannabis markets, we are very well positioned to become one of the largest producers of cannabis in the sector. From early on, Invictus MD has viewed acquiring production capacity under the ACMPR as a key driver to increasing shareholder value”, said Kriznic.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO
604-368-6437

info@invictus-md.com www.invictus-md.com

INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the timing and completion of the proposed acquisitions of interests in AB Ventures and AB Labs and estimated production capacity, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that all conditions to closing will be satisfied, the proposed acquisitions of AB Ventures and AB Labs will occur as anticipated, that the Company will obtain all requisite approvals of the acquisitions, that AB Ventures will acquire land sufficient to build the proposed cultivation facility and such facility will be successfully built, that AB Ventures will be granted a license to produce the anticipated quantities under the ACMPR and all other required governmental approvals to produce and sell marijuana under the ACMPR will be obtained by AB Ventures and the AB Labs will obtain all approvals required for its proposed production quantities. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that conditions to closing will not be satisfied or that the proposed acquisitions may otherwise not occur as planned, risks related to the timing and receipt of requisite approvals, the risk that AB Ventures will not: acquire land sufficient to build the proposed cultivation facility, successfully build the proposed cultivation facility or obtain a license or any other approvals required to produce the anticipated quantities under the ACMPR, and the risk that AB Labs will not obtain all approvals required for its proposed production quantities. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial outlook that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbour.

info@invictus-md.com www.invictus-md.com